Siliconware Precision Industries Co., Ltd.

No. 123, Sec. 3, Da Fong Road

Tantzu

Taichung, Taiwan, ROC

September 12, 2008

Mail Stop 6010

Jay Mumford, Attorney-Adviser

Geoffrey Kruczek, Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siliconware Precision Industries Co., Ltd. Form 20-F for the fiscal year ended December 31, 2007 File No. 000-30702

Dear Mr. Mumford and Mr. Kruczek:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2008 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”) of Siliconware Precision Industries Co., Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Form 20- F for the year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 30

1.	We note the market volatility in gold prices over the past year and your reliance on gold wire as a raw material as disclosed on page 24. Please tell us whether the increasing price of gold and your ability to pass along any increased costs to your customers has affected your business, and quantify the extent of the impact. Also, as appropriate, please revise your future filings to discuss this impact in your Management’s Discussion and Analysis, such as the overview and discussion of known trends and uncertainties, your risk factor disclosure, and your disclosure pursuant to Item 4.B.4 of Form 20-F.

The Company respectfully advises the Staff that according to the Company’s internal analysis, the increased cost of gold wire used in products produced by the Company between 2006 and 2007 resulted in an increase of approximately one percent (1%)1 in the ratio between the cost of gold wire used in products sold by the Company and the Company’s net operating revenue. As a result, the Company’s profits in 2007 were not materially affected by the increased gold prices.

Although the Company has from time to time increased its service prices to take into account increased costs of raw materials, labor and other factors that affect the Company’s operating results, such increases in service prices were not strictly structured to pass along any particular cost item, such as gold wire, to its customers. Rather, any price increase has been structured to strike the balance between remaining competitive on one hand, and preserving the ability to generate sufficient profits for the Company on the other. In addition, the Company notes that in addition to adjusting service prices to reflect increased costs of raw material purchases, as part of the Company’s ongoing enhancement of its production processes, the Company has continued to implement measures to reduce its dependency on certain raw materials, such as gold wire.

The Company confirms that it will revise its future filings, as appropriate, to contain the disclosure required by Item 4.B.4. of Form 20-F regarding the sources and availability of raw materials along with a description of whether the prices of principal raw materials are volatile.

Item 7. Major Shareholders and Related Party Transactions, page 55

B. Related Party Transactions, page 57

2.	Please confirm that your future filings will disclose all transactions required to be disclosed pursuant to Item 7(b) of Form 20-F. For example, please tell us why you have not disclosed the transactions described in note 25 on page F-35. Also, please tell us how you are able to state on page 57 that the prices of raw materials purchased from Phoenix Precision are “generally comparable” when on page F-36 you state that such purchase prices were not comparable “because of different product specifications.”

[1]	The Company respectfully advises the Staff that further quantitative discussion of the impact of raw materials using gold will (i) subject the Company to competitive harm and (ii) not provide any material information necessary for an investor to understand the Company’s business and future results of operations. The Company operates in a highly competitive industry and many of its supply contracts are heavily negotiated. Further quantitative discussion of the impact of raw material using gold may make it possible for the Company’s suppliers, customers and competitors to (x) ascertain the Company’s cost structure, (y) undercut the Company’s profit margins and (z) prejudice the Company’s ability to negotiate on an equal basis.

The Company confirms that its future filings will disclose all transactions required to be disclosed pursuant to Item 7.B. of Form 20-F.

Item 7.B.1. of Form 20-F requires that the Company disclose all related party transactions that are material to the Company or the related party or any transactions that are unusual in their nature or conditions. The Company respectfully advises the Staff that it has complied with the disclosure requirements of Item 7.B.1 and has disclosed all of the related party transactions that are material to the Company or the related party on page 57 of the 2007 Annual Report on Form 20-F. The Company confirms that the other related party transactions, including, without limitation, transactions with Hai-Feng Foundation and Pei-Sheng Foundation, described in the Notes to the Consolidated Financial Statements (“Notes”) are not material to the Company or the related party and are not unusual in their nature or conditions.

The disclosure made on page 57 and F-36 of the 2007 Annual Report on Form 20-F describe the Phoenix Precision transactions from two different perspectives. The disclosure on page 57 (“The purchase price and payment terms for such purchases were generally comparable to those provided by non-related parties [emphasis added]”) was made to address (i) the facts that the Company has followed its standard procurement policy (which is described in greater details below) in selecting its vendors, and that the Company has evaluated the Phoenix Precision transactions from the perspective of overall compliance with those factors, and (ii) the Company’s conclusion that the transactions entered into with Phoenix Precision were, in the aggregate, comparable with (and not worse than) those provided by non-related parties because the general pricing and product quality-related information regarding non-related parties’ products are generally available in the market. According to the Company’s standard procurement policy, the Company considers the following factors when evaluating and selecting vendors: (i) quality, (ii) cost, (iii) delivery time, (iv) customer service, and (v) technological capability to deliver products pursuant to the Company’s specifications. The Company chose Phoenix Precision not only because Phoenix Precision was generally competitive from the perspectives of those factors, but also because Phoenix Precision has consistently and reliably delivered individually-tailored products to the Company in the past, and the pricing offered by Phoenix Precision was generally competitive. The disclosure made on page F-36, however, states the fact that the Company evaluates the Phoenix Precision transactions from an individual item-by-item perspective. The products purchased from Phoenix Precision are unique on an individual basis because they are made to the Company’s specifications. Therefore, it is not practicable for the Company to compare prices of such individually-tailored products with those of the products the Company could have required other manufacturers to produce based on the same specifications. The Company respectfully advises the Staff that it will clarify the disclosure regarding related party transactions in future filings and describe such transactions from a consistent perspective to minimize the possibility of confusion.

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Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886 (4) 2534-1525.

Sincerely,

/s/ Eva Chen
Eva Chen
Chief Financial Officer